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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549

                         -----------------------------


                                   FORM 11-K


             [  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the Fiscal Year Ended June 30, 1994

                                      OR

             [     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File No. 1-3519


                DEFERRED AND INCENTIVE COMPENSATION PLAN OF THE
                        TEXAS UTILITIES COMPANY SYSTEM

                           (Full Title of the Plan)


                         -----------------------------


                            TEXAS UTILITIES COMPANY


                       1601 Bryan, Dallas, Texas  75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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

                               TABLE OF CONTENTS

FINANCIAL STATEMENTS                                                          Page
                                                                              ----
  The following financial statements are furnished for the Plan:

      Statements of Financial Condition at June 30, 1994 and 1993............   3

      Statements of Income and Changes in Plan Equity for the
        years ended June 30, 1994, 1993 and 1992.............................   4

      Notes to Financial Statements..........................................  5-8

      Schedules I, II and III have been omitted because the required information is shown in the financial statements, notes or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT.................................................   9

PLAN ADMINISTRATOR'S SIGNATURE...............................................  10

EXHIBIT

  The following exhibit is filed herewith:

      Independent Auditors' Consent..........................................  11

                  Deferred and Incentive Compensation Plan of
                      the Texas Utilities Company System

                       Statements of Financial Condition

                                                                                    June 30,
                                                                           ---------------------------
            ASSETS AND PLAN EQUITY                                            1994             1993
                                                                              ----             ----
Investment in Securities of Affiliated Employer --
 Common stock of Texas Utilities Company,
 At fair value as determined by quoted market prices
 (Historical cost: 1994 -- $7,543,528; 1993 -- $8,097,392) (Note 2):.....  $6,809,540      $10,904,123

Dividends receivable.....................................................     167,787          183,523

Cash and cash equivalents................................................       1,652            2,425
                                                                           ----------      -----------

      Total Assets and Plan Equity.......................................  $6,978,979      $11,090,071
                                                                           ==========      ===========








                See accompanying Notes to Financial Statements.

                  Deferred and Incentive Compensation Plan of
                      the Texas Utilities Company System

                Statements of Income and Changes in Plan Equity

                                                                             Year Ended June 30,
                                                              ------------------------------------------
                                                                   1994            1993           1992
                                                                   ----            ----           ----
Additions (deductions):
 Net Investment Income:
  Dividends on common stock of Texas Utilities Company.....   $   652,141     $   898,934    $   864,963
  Interest.................................................           473           5,283          5,528
                                                              -----------     -----------    -----------
       Net investment income...............................       652,614         904,217        870,491
                                                              -----------     -----------    -----------

 Changes in fair value of investments (Note 2):
  Realized gain on investments.............................         9,168         273,686             20
  Unrealized appreciation (depreciation) of investments....    (3,088,982)      1,530,544      1,246,529
                                                              -----------     -----------    -----------
       Total changes in fair value of investments..........    (3,079,814)      1,804,230      1,246,549
                                                              -----------     -----------    -----------

 Contributions and deposits (Note 3):
  Participating employees' salary deferrals................       762,560         774,450        779,760
  Employer matching and incentive awards...................     1,660,840       2,905,784      1,776,640
                                                              -----------     -----------    -----------
       Total contributions and deposits....................     2,423,400       3,680,234      2,556,400
                                                              -----------     -----------    -----------

         Total additions (deductions)......................        (3,800)      6,388,681      4,673,440

 Withdrawals, lapses and forfeitures:
  Distributions to participants (Note 4)...................     4,070,833       7,073,155        320,445
  Forfeitures..............................................        36,459              --             --
                                                              -----------     -----------    -----------
       Total withdrawals, lapses and forfeitures...........     4,107,292       7,073,155        320,445
                                                              -----------     -----------    -----------

         Net additions (deductions)........................    (4,111,092)       (684,474)     4,352,995

Plan Equity, Beginning of Year.............................    11,090,071      11,774,545      7,421,550
                                                              -----------     -----------    -----------

Plan Equity, End of Year...................................   $ 6,978,979     $11,090,071    $11,774,545
                                                              ===========     ===========    ===========

                See accompanying Notes to Financial Statements.

                  Deferred and Incentive Compensation Plan of
                      the Texas Utilities Company System

                         Notes to Financial Statements


1.  Plan Description -- The Deferred and Incentive Compensation Plan of the
    ----------------
    Texas Utilities Company System (Plan) was approved and authorized by the Board of Directors of Texas Utilities Company (Company) on May 15, 1987, and amended effective May 31, 1992. The Plan allows officers of the Company and its subsidiaries (Companies) with the title of Vice President or above to defer a percentage of their compensation not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company for each plan year and, in any event, not to exceed 15% of the participant's compensation. The Companies will make a matching award equal to 150% of the deferred compensation. In addition, the Companies can also make incentive awards. In no event will the sum of all incentive awards in any plan year exceed 25% of the aggregate compensation of eligible employees. On the expiration of the applicable maturity period (3 years for incentive awards and 5 years for deferrals and matching awards) the value of the participant's account will be paid in cash. In the event a participant's employment is terminated because of death or permanent and total disability, all amounts in the participant's account shall mature immediately. If the participant terminates employment prior to the end of the Plan Year, the deferred amount and company match will be recomputed as of the termination date. In the event a participant's employment is terminated by retirement, the participant shall receive a distribution of his account at the end of the applicable maturity period. If the participant terminates employment by retirement prior to the end of the Plan Year, the participant may have previously elected to accelerate the balance of salary reductions. In the event a participant's employment is terminated because of reasons other than death, disability or retirement, all rights to any performance units for maturity periods not yet completed shall be forfeited to the sponsor except for amounts deferred by the participant and six percent per annum interest on those amounts which is the minimum return for all participants of the Plan.

    On June 1, 1992, the Companies announced an offer of enhanced voluntary early retirement to approximately 3,700 of the Companies' 15,200 employees. All other regular full-time employees were offered a voluntary severance program. The offers together constitute the voluntary separation program (Separation Program). Certain enhanced benefits were provided to eligible participants who elected to retire or voluntarily terminate their employment. Under the Separation Program, a participant who provided notice, between July 1, 1992 and September 1, 1992, of such participant's election to retire or terminate such participant's employment on October 1, 1992 or November 1, 1992, and who retired or terminated employment on either date, was entitled to receive, in addition to any other benefits to which the participant was entitled, a lump sum payment, not to exceed $85,000 (Additional Matching Amount). The Additional Matching Amount was fifty percent of the present value, calculated at a discount rate equal to six and one-half percent per annum, of the Matching Awards for such participant which would have accrued over a ten year period assuming such participant would have deferred twelve percent of such participant's salary in each of the ten years and assuming such participant's annual salary would have been the same as it was on the last day of May 1992. The Additional Matching Amount was paid as soon as practicable after the participant's retirement or termination of employment. Additionally, all amounts credited to the account of a participant who terminated employment under the Separation Program was deemed vested so that the forfeitures described above under termination of employment for reasons other than death, disability, or retirement did not apply. Amounts credited to such participant's account under the Plan are payable at the end of the applicable maturity periods. There were 14 participants in the Plan who elected to participate in one of the options under the Separation Program.

    The number of participants (current and former employees) at June 30, 1994, 1993 and 1992 were 52, 41, and 40, respectively.

    Certain amounts in the 1992 and 1993 Statements of Income and Changes in Plan Equity have been reclassified to conform with the presentation in the 1994 financial statements.

                  Deferred and Incentive Compensation Plan of
                      the Texas Utilities Company System

                         Notes to Financial Statements
                                  (Continued)

2.  Plan Investments -- The cost, market value and unrealized appreciation of
    ----------------
    investments at June 30, 1994, 1993 and 1992 are as follows:

                                                                                                        Unrealized
                                                           Number of     Historical       Market       Appreciation
                                                            Shares          Cost          Value       (Depreciation)
                                                          ----------     ----------     -----------   --------------
    June 30, 1994:
         Common Stock of Texas Utilities Company.......   217,905/1/     $7,443,618      $6,809,540      $(634,078)

    June 30, 1993:
         Common Stock of Texas Utilities Company.......   238,341/2/     $8,097,392     $10,904,123     $2,806,731

    June 30, 1992:
         Common Stock of Texas Utilities Company.......   295,072/3/     $9,493,970     $11,544,696     $2,050,726

    ------------------
    /1/ Represents 0.10% of the outstanding shares of Common Stock of Texas
        Utilities Company (225,841,037 at June 30, 1994).

    /2/ Represents 0.11% of the outstanding shares of Common Stock of Texas
        Utilities Company (220,211,618 at June 30, 1993).

    /3/ Represents 0.14% of the outstanding shares of Common Stock of Texas
        Utilities Company (214,050,439 at June 30, 1992).

    The investment in Texas Utilities Company common stock (stated in terms of performance units for each participant) is stated at market value based upon closing sales prices on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis. All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Plan sponsors.

    Net plan investments value at June 30, 1994, 1993 and 1992 is $31.25, $45.75 and $39.125 per unit, respectively.

3.  Plan Contributions -- Contributions by employer-corporations and
    ------------------
    participating employees' salary deferrals for the years ended June 30, 1994, 1993 and 1992 are as follows:

                                     1994
                                     ----

                                                                                   Contributions
                                            Participating       Contributions       by Employer-
                                              Employees'         by Employer-       Corporations     Total
         Employer-Corporations             Salary Deferrals      Corporations        Additional   Contributions
       -------------------------           ----------------     -------------      -------------  -------------
     Texas Utilities Company...........          $162,000         $  468,000          $   --         $  630,000
     Texas Utilities Services Inc.
      and Others.......................           313,760            608,640              --            922,400
     Texas Utilities Electric Company             286,800            584,200              --            871,000
                                                 --------         ----------          ---------      ----------
        Total..........................          $762,560         $1,660,840          $   --         $2,423,400
                                                 ========         ==========          =========      ==========

                                     1993
                                     ----

                                                                                   Contributions
                                            Participating       Contributions       by Employer-
                                              Employees'         by Employer-       Corporations     Total
         Employer-Corporations             Salary Deferrals      Corporations        Additional   Contributions
       -------------------------           ----------------     -------------      -------------  -------------
     Texas Utilities Company...........          $147,000         $  445,500         $       --      $  592,500
     Texas Utilities Services Inc.
      and Others.......................           201,720            435,580            425,000       1,062,300
     Texas Utilities Electric Company             425,730            835,595            764,109       2,025,434
                                                 --------         ----------         ----------      ----------
        Total..........................          $774,450         $1,716,675         $1,189,109      $3,680,234
                                                 ========         ==========         ==========      ==========

                  Deferred and Incentive Compensation Plan of
                      the Texas Utilities Company System

                         Notes to Financial Statements
                                  (Continued)

3.   Plan Contributions -- (concluded)
     ------------------

                                     1992
                                     ----

                                                                                   Contributions
                                            Participating       Contributions       by Employer-
                                              Employees'         by Employer-       Corporations     Total
         Employer-Corporations             Salary Deferrals      Corporations        Additional   Contributions
       -------------------------           ----------------     -------------      -------------  -------------
     Texas Utilities Company...........          $147,000         $  395,500          $   --         $  542,500
     Texas Utilities Services Inc.
      and Others.......................           228,660            482,990              --            711,650
     Texas Utilities Electric Company             404,100            898,150              --          1,302,250
                                                 --------         ----------          ---------      ----------
        Total..........................          $779,760         $1,776,640          $   --         $2,556,400
                                                 ========         ==========          =========      ==========

     The contribution for the Incentive Award of the Plan amounted to $517,000, $555,000, and $607,000 for the years ended June 30, 1994, 1993 and 1992, respectively.

4.   Plan Distributions -- In June 1994, the Incentive Award of the plan year
     ------------------
     ended June 30, 1992 matured. The distribution payable for the matured incentive award for the plan year ended June 30, 1992 of $686,633 is computed from the net plan investments value at June 30, 1994 of $31.25. Cash distributions to participants for these matured accounts were made in July 1994.

     The 1989 Employee Deferral and Company match and the 1991 Incentive Award matured in June 1993. The distribution of the matured salary deferral and matching awards for the plan year ended June 30, 1989 and for the incentive award for the plan year ended June 30, 1991 of $4,053,358 is computed from the net plan investments value at June 30, 1993 of $45.75. Cash distributions to participants for these matured accounts were made in July 1993.

     The Plan was amended in November 1992 to change the maturity periods for the 1990 Employee Deferral and Company match and the 1992 Employee Deferral and Company match to mature in November 1992. The distribution of the matured salary deferrals and matching awards for the plan years ended June 30, 1990 and 1992 is recorded at the net plan investments value of $41.407. Cash distributions to participants for these matured accounts were made in December 1992.

     In June 1992, the Incentive Awards of the plan year ended June 30, 1990 matured. The distribution payable for the matured incentive awards for the plan year ended June 30, 1990 of $564,893 is computed from the net plan investments value at June 30, 1992 of $39.125. Cash distributions to participants for these matured accounts were made in July 1992.

5.   Federal Income Taxes  -- The Plan is not intended to, and the Company has
     --------------------
     been advised that: the Plan does not meet the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code; the Trust established thereunder is not exempt from federal income taxes under
     Section 501(a); and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

                  Deferred and Incentive Compensation Plan of
                      the Texas Utilities Company System

                         Notes to Financial Statements
                                  (Concluded)


5.   Federal Income Taxes -- (concluded)
     --------------------

     Based on the Internal Revenue Code and regulations promulgated thereunder:

     (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

                         INDEPENDENT AUDITORS' REPORT


Organization and Compensation Committee,
Deferred and Incentive Compensation
Plan of the Texas Utilities Company
System:


We have audited the statements of financial condition of the Deferred and Incentive Compensation Plan of the Texas Utilities Company System as of June 30, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1994 and 1993, and the changes in its financial condition for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.





/s/ Deloitte & Touche LLP

Dallas, Texas
September 21, 1994

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      DEFERRED AND INCENTIVE COMPENSATION PLAN
                                        OF THE TEXAS UTILITIES COMPANY SYSTEM



                                         By    /s/   Peter B. Tinkham
                                                  Plan Administrator
                                         Organization and Compensation Committee


September 21, 1994